Exhibit (a)(2)

FOR IMMEDIATE RELEASE March 19, 2013	For information contact: Kelly C. Clarke (804) 727-6321

Apple Nine Recommends Rejection of Unsolicited, Opportunistic Tender Offer
by MacKenzie Capital Management, LP

Richmond – March 19, 2013 – Apple REIT Nine, Inc. (“Apple Nine”) has been notified of an unsolicited tender offer by a group of entities affiliated with MacKenzie Capital Management, LP (collectively “MCM”) to purchase up to 9,100,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Units”) of Apple Nine at a price of $7.00 per Unit. The tender offer is limited to 9.1 million Units or approximately 5% of Apple Nine’s outstanding Units. Apple Nine is not affiliated with MCM, and believes this offer is not in the best interests of its stockholders. The Board of Directors of Apple Nine has carefully evaluated the terms of MCM’s offer and unanimously recommends that stockholders reject MCM’s offer and not tender their Units.

Apple Nine has filed with the Securities and Exchange Commission (“SEC”) a Schedule 14D-9 providing a detailed response to the MCM’s offer. Apple Nine encourages stockholders to read the Schedule 14D-9 before making a decision regarding the offer. Stockholders may review and obtain copies of the Schedule 14D-9 and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov and at Apple Nine’s website at www.applereitnine.com.

Please review the Schedule 14D-9 for a complete discussion of the reasons why the Board of Directors Apple Nine believes the offer is not in the best interests of its stockholders. Some of those reasons are as follows:

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The Board of Directors believes that the $7.00 per Unit offer price represents an opportunistic attempt by MCM to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in Apple Nine. However, the Board of Directors notes that, because Apple Nine is a non-exchange traded REIT, there is a limited market for the Units and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8—“Additional Information” of the Schedule 14d-9 filed with the SEC.

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The per Unit book value of the Units as of December 31, 2012 is $7.37 per Unit, or $0.37 per Unit above the offer price. The Board of Directors notes that book value may not necessarily be representative of the liquidation value of Apple Nine. The per Unit book value per share is the total of Apple Nine’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles and do not necessarily reflect fair value.

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The offer price is approximately 8% below MCM’s own estimate of the liquidation value of Apple Nine per Unit. MCM acknowledges it has not made an independent appraisal of the Units or Apple Nine’s properties.

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Apple Nine has paid distributions totaling $4.96 per Unit or approximately $677.8 million to stockholders since its inception, including a special distribution of $0.75 per share paid in May 2012, and intends to continue to pay distributions on a monthly basis. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that Apple Nine will maintain this rate of distributions in the future, stockholders that choose to participate in the tender offer by selling their Units to MCM will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the tender offer.

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Apple Nine has paid a total of approximately $111.2 million in redemption payments to stockholders since the inception of its redemption program, including approximately $10.0 million in redemption payments in January 2013. Apple Nine reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit redemption program.

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There is no guarantee that the tender offer will be completed in the time frame that the tender offer implies. The tender offer does not expire until April 26, 2013, and it may be extended by MCM in its sole discretion.

Stockholders with questions about this tender offer or other matters should consult his or her financial advisor or Apple Nine’s Investor Relations Department at 804.727.6321.

Disclosures

Certain statements contained in this press release other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Apple Nine to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of Apple Nine to implement its acquisition strategy and operating strategy; Apple Nine’s ability to manage planned growth; changes in economic cycles; financing risks; the outcome of current and future litigation, regulatory proceedings, or inquiries; changes in laws or regulations or interpretations of current laws and regulations that impact Apple Nine’s business, assets or classification as a real estate investment trust; and competition within the hotel and real estate industry. Although Apple Nine believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Apple Nine or any other person that the results or conditions described in such statements or the objectives and plans of Apple Nine will be achieved. In addition, Apple Nine’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in Apple Nine’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by Apple Nine with the SEC on March 7, 2013.

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